Exhibit 99.2

FORM OF PROXY
RELATING TO 2026 EXTRAORDINARY GENERAL MEETING

OF

GCL Global Holdings Ltd
(an exempted company incorporated in the Cayman Islands with limited liability, registration number 403942)
(NASDAQ: GCL)

This form of proxy relates to the 2026 extraordinary general meeting (“Meeting”) of GCL Global Holdings Ltd (the “Company”) to be held on Friday, 7 August 2026, at 9:00AM (Singapore time) at 29 Tai Seng Ave., #02-01, Singapore, and at any adjourned or postponed meeting thereof. Shareholders may also attend the meeting virtually via Zoom conference call at

https://us02web.zoom.us/j/83883101491?pwd=I5CTOo5iLiFWWrGtn11alzoPpauHzV.1

(Meeting ID: 838 8310 1491, Passcode: 0726).

Please see notes (a) to (i) set out below for instructions on how to complete this form of proxy.

NAME OF SHAREHOLDER: …………………………………………

I/We hereby appoint the chairman of the Meeting or _____________ of _______________________________________ as my/our proxy to attend and to act for me/us at the Meeting and at any adjournment thereof and to vote on my/our behalf all of my/our shares in the Company in respect of the resolutions set out in the notice convening the Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

Capitalised terms used but not defined herein shall have the meaning given to them in the notice convening the Meeting.

	PROPOSALS	For	Against	Abstain
1.	Ordinary Resolution: The Authorisation of Implementation of Consolidation of the Company’s Ordinary Shares by the Board of Directors and Change in Authorised Share Capital	☐	☐	☐
2.	Ordinary Resolution: The Increase in the Authorised Share Capital and the Number of Authorised Ordinary Shares	☐	☐	☐
3.	Special Resolution: The Adoption of the Amended and Restated Memorandum and Articles of Association	☐	☐	☐
4.	Ordinary Resolution: Adjournment of the Meeting and General Shareholder Authorisations	☐	☐	☐

Please cross (“x”) or tick the appropriate box to indicate how you wish your vote in respect of the resolution(s) to be cast (see note (c) below)

Signed for and on behalf of the Shareholder:

Signature:	…………………………………………
Dated:	………………………………………

NOTES TO PROXY FORM

a.      Full name(s) to be inserted in BLOCK CAPITALS.

b.      Each shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy (who need not also be a shareholder of the Company) to attend, participate in and speak and vote in place of that shareholder at the extraordinary general meeting, and at any adjournment thereafter. If you wish to appoint some person(s) other than the chairman of the Meeting as your proxy, please delete the words “the chairman of the Meeting” and insert the name of the person to be appointed as proxy. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so. The proxy is also revocable at any time.

c.      If you wish to vote for the resolution set out above, please cross (“✘”) or tick the box marked “For”. If you wish to vote against the resolution, please cross (“✘”) or tick the box marked “Against”. If you wish to abstain from voting on the resolution, please cross (“✘”) or tick the box marked “Abstain”. If this form is returned duly signed but without specific direction on the proposed resolution, the proxy will vote or abstain at his/her discretion in respect of the resolution. A proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than that set out in the notice convening the Meeting.

d.      In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, that one of the joint holders whose name stands first on the register of members of the Company in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

e.      This form of proxy must be signed by a shareholder of the Company, or his/her attorney duly authorised in writing, or if the shareholder is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

f.       To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be sent to the Company before 11:59 p.m. U.S. Eastern Time (EDT) on Wednesday, 5 August 2026 (being 11:59 a.m. Singapore Time (SGT) on Thursday, 6 August 2026), or any adjourned meeting. Completed Proxy Forms can be sent to the Company by:

Post:	Advantage Proxy, Inc., P.O. Box 10904, Yakima, WA 98909, Attn: Karen Smith
Hand Delivery:	Advantage Proxy, Inc., P.O. Box 10904, Yakima, WA 98909, Attn: Karen Smith
Online:	Vote online at www.cstproxyvote.com/pxlogin Enter the Control Number as shown under the bar code on the Proxy Voting form and click on the “Log In” button.
Email:	ksmith@advantageproxy.com

g.      Any alteration made to this form of proxy should be initialled by the person who signs it.